FOR IMMEDIATE RELEASE                                        January 31, 1996


STANLEY REPORTS 1995 SALES AND EARNINGS

     New Britain, Connecticut (NYSE:SWK)..."The Stanley Works achieved record sales of $2.6 billion in 1995, which represented a 4.5% increase over the prior year", reported Richard H. Ayers, Chairman and Chief Executive Officer.

     Mr. Ayers stated, "We are particularly pleased that these sales gains were achieved despite weakening economic conditions in many of our markets."

Net earnings for 1995 were reported at $59 million, or $1.33 per share, reflecting charges for restructuring and other non-recurring activities related to the company's previously announced initiative to realign and restructure operations. These charges totaled $1.57 per share for the year including $1.44 per share of restructuring and asset write-offs and $.13 per share of related charges. Excluding the effects of these charges, net earnings on a normalized basis were $129 million, or $2.90 per share, compared with $2.80 per share in the prior year.

Mr. Ayers commented, "While it is not easy or pleasant to report that there is, indeed, a high cost associated with taking bold steps toward reorganization, we were pleased with our core business results for 1995. More important, we are excited about the future as each of our businesses implements the plans required to achieve its full potential. These plans will result in more efficient operations and a cost structure that is more focused on generating strong, sustainable growth in sales and profits for The Stanley Works and increased value for our shareholders."

Fourth quarter net sales of $670 million increased 1% over a particularly strong quarter in the prior year. A gain of 2% from price increases was offset by volume declines of 1% that were associated with growing weakness in European markets, continued weakness in other international markets, and flattening demand in the U.S.

Net earnings for the quarter were $.6 million, or $.01 per share, and included restructuring charges of $23 million and asset write-offs of $21 million, totaling $44 million, or $.73 per share, along with related non-recurring charges of $7 million, or $.09 per share. Excluding these charges, normalized earnings were $37 million, or $.83 per share, up 9% from the $.76 per share reported in the fourth quarter last year.

                                   -- more --

(page 2)

Included in the $44 million charge were: severance costs associated with a workforce reduction of approximately 350 employees; a comprehensive SKU reduction program; costs associated with exiting several small manufacturing and administrative facilities; asset write-offs for goodwill and other intangibles; and asset write-offs for underutilized manufacturing equipment. The $7 million charge reflected consulting expenses and costs related to a more aggressive program for reducing inventories.

Gross margins reported in the fourth quarter were 31.3% compared with 32.9% last year and reflected charges related to the previously mentioned inventory reduction program and integration charges at our Mechanics Tools subsidiary.

Operating expense ratios in the fourth quarter improved to 22.1% from 22.3 % in the prior year, reflecting savings from recent workforce reductions and increased costs associated with restructuring-related consulting. Interest-net expense of 1.1% of sales was comparable to the prior year quarter. Other-net expense of $1.6 million reflected lower charges associated with the writedown and sale of equipment, primarily for the Mechanics Tools manufacturing integration, and lower environmental remediation expense.

Tax expense of $8 million for the quarter reflected the non-deductibility of certain costs resulting from the restructuring activity. Excluding these items, the effective tax rate for the quarter was approximately 38.0%, slightly lower than the 38.6% in the prior year.

Net sales for the Tools segment in the fourth quarter increased 1% over the prior year as a 1% volume decline was offset by a 2% gain due to pricing. The volume decline resulted primarily from weak international sales. For the first time this year, European businesses experienced lower volume, while other markets continued to reflect weak economic conditions. In addition, volume was affected by flattening demand in the U.S. Operating profit margins on a normalized basis, after excluding the effects of restructuring and related non-recurring charges of $39 million, were 12.2% versus 11.1% for the prior year.

Net sales for the Hardware segment in the fourth quarter increased 2% over the prior year as a 3% price increase and a 1% increase due to foreign currency translation were offset by a 2% reduction in volume. Sales in the U.S. were virtually flat, while volume declined in the European home decor markets. Excluding charges of $8 million for restructuring and non-recurring activities, operating profit margins, on a normalized basis, improved to 8.2% from 7.8%, primarily the result of improved operations in our Acmetrack business in France.

Net sales for the Specialty Hardware segment in the fourth quarter were up 3% over the prior year with volume, principally in the U.S., contributing 1%, and recent acquisitions adding 2%. Normalized operating profit margins, excluding $1 million of restructuring and related charges, were 6.2% compared with 10.0% in the prior year, reflecting a profitability decline that resulted primarily from increased promotional support in the entry door business.

                                     -more-

(page 3)


Geographically, net sales for the U.S. in the fourth quarter increased 3%, price increases contributed 2% and volume contributed 1%. Normalized operating profit margins were consistent with the prior year at 12.4%. European markets suffered a decline in the fourth quarter in contrast to the strength experienced in the first nine months. Overall, net sales increased 5%, including a 2% increase from price, a 2% increase from recent acquisitions, a 3% decline in volume and a 4% increase due to currency translation. Improvements in the operations of our French Acmetrack business were primarily responsible for the improvement of operating margins to 8.9% on a normalized basis from 6.9% in the prior year. Net sales in Other Areas continued to reflect sluggish markets in Canada, Australia and Mexico where a 14% decline in net sales resulted from a 10% decrease in volume, a 6% negative foreign currency effect and a 2% price increase. Normalized operating profits were unchanged from the 4.8% reported in the prior year.

Commenting on the fourth quarter and full year results, Mr. Ayers stated, "In July of 1995, we announced a reorganization plan that is creating sweeping changes throughout the company. Because the plan is directed toward re-focusing virtually all of our businesses, its result will be a lasting cultural change throughout our organization. We are moving toward a culture that is intolerant of underperformance and that requires our organization to reach its full profitability potential."

     Mr. Ayers continued, "We are closing and exiting underperforming plants and businesses, adjusting our workforce to be more competitive, aggressively reducing the SKUs in our businesses and writing off assets that are impaired or underutilized as a result of our new initiatives. The 1995 phase of these initiatives has resulted in $86 million in restructuring charges and $10 million in related charges. These actions are expected to generate about $30 million in annualized savings and reduce our assets by $65 million.

Mr. Ayers concluded, "Our restructuring initiatives are part of a multi-year effort and, as we continue to evaluate the full potential of many of our businesses, we will likely record additional restructuring charges in 1996 and possibly beyond. These charges may approximate those recognized in 1995 and are expected to provide us with even greater savings than are anticipated from the actions taken to date.

"Putting the effects of our restructuring initiative aside, our businesses succeeded in navigating the difficulties experienced in our markets in 1995. They continue to make the adjustments we believe are necessary to help us improve our profitability even in the face of the weaknesses we have been experiencing in our markets early in 1996."



                                  ############

CONTACT:          Patricia McLean
                  Manager, Corporate Communications
                  (203) 827-3833

                       THE STANLEY WORKS AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                            (Millions of Dollars)

                                    FOURTH QUARTER       TWELVE MONTHS
                                    1995     1994        1995      1994

  Net Sales                     $  669.8 $  663.8   $ 2,624.3 $ 2,510.9

  Costs and Expenses
       Cost of sales               460.5    445.3     1,789.7   1,684.0
       Selling, general and
          administrative           147.8    147.7       591.7     560.4
       Interest - net                7.1      6.9        30.3      29.0
       Other - net                   1.6      8.8        14.3      35.7
       Restructuring and
           asset writeoffs          44.0        -        85.5         -
                                  -------  -------    --------  --------
                                   661.0    608.7     2,511.5   2,309.1
                                  -------  -------    --------  --------
  Earnings Before Income Taxes       8.8     55.1       112.8     201.8

  Income Taxes                       8.2     21.3        53.7      76.5
                                  -------  -------    --------  --------

  Net Earnings                  $    0.6 $   33.8   $    59.1 $   125.3
                                  =======  =======    ========  ========
  Net Earnings Per Share of
       Common Stock             $   0.01 $   0.76   $    1.33 $    2.80
                                  =======  =======    ========  ========

  Dividends per share           $   0.36 $   0.35   $    1.42 $    1.38


  Average shares outstanding      44,347   44,691      44,360    44,775
       (in thousands)

  See notes to consolidated financial statements.

                       THE STANLEY WORKS AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                              (Millions of Dollars)


                                                 December 30  December 31
                                                        1995         1994
    ASSETS
    Cash and cash equivalents                       $    75.4  $    69.3
    Accounts receivable                                 438.7      410.3
    Inventories                                         349.1      369.2
    Other current assets                                 51.9       39.7
                                                      -------    -------
       Total current assets                             915.1      888.5

    Property, plant and equipment                       532.1      559.8
    Goodwill and other intangibles                      131.8      164.6
    Other assets                                         91.0       88.2
                                                      -------    -------
                                                    $ 1,670.0  $ 1,701.1
                                                      =======    =======
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Short-term borrowings                           $    91.3  $    93.7
    Accounts payable                                    112.7      125.3
    Accrued expenses                                    183.7      202.5
                                                      -------    -------
       Total current liabilities                        387.7      421.5

    Long-term debt                                      391.1      387.1
    Other long-term liabilities                         156.6      148.3
    Shareholders' equity                                734.6      744.2
                                                      -------    -------
                                                    $ 1,670.0  $ 1,701.1
                                                      =======    =======




    See notes to consolidated financial statements.

                  THE STANLEY WORKS AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Millions of Dollars)

                                              FOURTH QUARTER TWELVE MONTHS
                                               1995   1994    1995   1994
   Operating Activities
     Net earnings                            $  0.6 $ 33.8 $  59.1 $ 125.3
     Depreciation and amortization             17.5   19.3    81.2    81.8
     Restructuring and asset writeoffs         44.0      -    85.5       -
     Other non-cash items                      18.7   (5.2)   32.3    18.3
     Changes in operating assets
        and liabilities                        21.5   27.2   (80.0)  (96.9)
                                              ------ ------ ------  ------
     Net cash provided by
        operating activities                  102.3   75.1   178.1   128.5

   Investing Activities
     Capital expenditures                     (21.8) (17.8)  (66.5)  (66.4)
     Proceeds from sales of assets              3.7    3.6     4.3    11.0
     Business acquisitions                        -      -    (3.3)   (5.1)
     Other                                     (7.0)  (4.8)  (19.8)   (9.7)
                                              ------ ------ ------  ------
     Net cash used by
        investing activities                  (25.1) (19.0)  (85.3)  (70.2)

   Financing Activities
     Payments on long-term debt                   -   (1.0)  (83.5)   (2.9)
     Proceeds from long-term borrowings         1.8      -    86.0       -
     Net short-term borrowings                (23.4) (10.7)   (5.1)   40.9
     Proceeds from issuance of common stock     3.0    0.7     5.7     4.2
     Purchase of common stock for treasury     (0.7) (14.3)  (13.2)  (16.3)
     Cash dividends on common stock           (28.9)  (0.7)  (75.2)  (61.5)
                                              ------ ------ ------  ------
     Net cash used by                         (48.2) (26.0)  (85.3)  (35.6)
        financing activities

   Effect of Exchange Rate Changes on Cash     (2.1)   0.4    (1.4)    2.9
                                              ------ ------ ------  ------
   Increase in Cash and Cash Equivalents       26.9   30.5     6.1    25.6

   Cash and Cash Equivalents,
      Beginning of Period                      48.5   38.8    69.3    43.7
                                              ------ ------ ------  ------
   Cash and Cash Equivalents,
      End of Fourth Quarter                  $ 75.4 $ 69.3 $  75.4 $  69.3
                                              =====  =====  =====   =====

    See notes to consolidated financial statements.

                      THE STANLEY WORKS AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CHANGES
                           IN SHAREHOLDERS' EQUITY
                             (Millions of Dollars)


                                                   TWELVE MONTHS
                                                  1995       1994


    Balance at beginning of year              $   744.2  $   680.9

    Net earnings                                   59.1      125.3

    Currency translation adjustment               (14.3)       0.4

    Cash dividends declared                       (62.6)     (61.9)

    Net common stock activity                      (1.2)      (8.3)

    ESOP debt                                       9.4        7.8
                                                --------    -------
    Balance at end of fourth quarter          $   734.6  $   744.2
                                                ========    =======







    See notes to consolidated financial statements.

                                       -8-
                   THE STANLEY WORKS AND SUBSIDIARIES
                       BUSINESS SEGMENT INFORMATION
                           (Millions of Dollars)

                                FOURTH QUARTER          TWELVE MONTHS
                                1995       1994        1995       1994
 INDUSTRY SEGMENTS
 Net Sales
   Tools
      Consumer              $   200.2  $   196.7   $   738.9  $   716.0
      Industrial                136.8      135.0       552.3      524.4
      Engineered                168.0      170.8       678.3      643.5
                              --------   --------    --------   --------
           Total Tools          505.0      502.5     1,969.5    1,883.9
   Hardware                      76.7       75.5       324.2      311.1
   Specialty Hardware            88.1       85.8       330.6      315.9
                              --------   --------    --------   --------
      Consolidated          $   669.8  $   663.8   $ 2,624.3  $ 2,510.9
                              ========   ========    ========   ========

 Operating Profit
   Tools                    $    23.3  $    55.7   $   154.9  $   217.0
   Hardware                      (1.9)       5.9        13.4       33.3
   Specialty Hardware             4.0        8.6        17.8       24.0
                              --------   --------    --------   --------
           Total                 25.4       70.2       186.1      274.3
   Net corporate expenses        (7.9)      (6.5)      (37.6)     (38.8)
   Interest expense              (8.7)      (8.6)      (35.7)     (33.7)
                              --------   --------    --------   --------
      Earnings before
        income taxes        $     8.8  $    55.1   $   112.8  $   201.8
                              ========   ========    ========   ========

 GEOGRAPHIC AREAS
 Net Sales
   United States            $   491.7  $   478.2   $ 1,884.9  $ 1,808.6
   Europe                       100.8       95.8       413.4      357.6
   Other Areas                   77.3       89.8       326.0      344.7
                              --------   --------    --------   --------
      Consolidated          $   669.8  $   663.8   $ 2,624.3  $ 2,510.9
                              ========   ========    ========   ========

 Operating Profit
   United States            $    30.6  $    59.3   $   146.9  $   215.4
   Europe                        (0.6)       6.6        26.8       31.9
   Other Areas                   (4.6)       4.3        12.4       27.0
                              --------   --------    --------   --------
      Total                 $    25.4  $    70.2   $   186.1  $   274.3
                              ========   ========    ========   ========
 See notes to consolidated financial statements.

                       THE STANLEY WORKS AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles. However, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto to be included in The Stanley Works annual report for the year ended December 30, 1995.